WITS GOLD

Witwatersrand Consolidated Gold Resources Limited

REG. NO: 2002/031365/06
70 FOX STREET • JOHANNESBURG • SOUTH AFRICA
PO BOX 61140 • MARSHALLTOWN • 2107 • WWW.WITSGOLD.COM
Tel: +27 11 832 1749 • Fax: +27 11 838 3208

Rule 12g3-2(b) File No. 82-34986

Office of International Corporate Fina[redacted]
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

09 May 2007

Re: Witwatersrand Consolidated Gold Resources Limited
Rule 12g3-2(b) File No. 82-34986

Dear Sirs:

The enclosed preliminary report is being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Witwatersrand Consolidated Gold Resources Limited (the "**Company**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) under the Act with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Mr H G Hira
Investor Relations Manager

Enclosures: (4 + 1 page)

Release Date: 08/05/2007 15:28:03 Code(s): WGR

FILE NO: 82-34986

WGR - Wits Gold - Preliminary Report For The Year Ended 28 February 2007
Witwatersrand Consolidated Gold Resources Limited
"Wits Gold" or "the Company"
Incorporated in the Republic of South Africa
Registration Number 2002/031365/06
Share Code: WGR & ISIN: ZAE000079703

Preliminary report for the year ended 28 February 2007

Preliminary condensed income statement
for the year ended 28 February 2007

	2007 Reviewed R	2006 Audited restated R
Revenue	-	-
Operating loss	(19 624 582)	(5 017 253)
Net finance income	2 660 051	1 880 101
Fair value gain on financial asset	14 226 173	-
Loss for the year before taxation	(2 738 358)	(3 137 152)
Taxation	-	-
Loss for the year	(2 738 358)	(3 137 152)
Loss per share and diluted loss per share		
Weighted average number of shares in issue	24 931 013	24 653 106
Basic and headline loss per share (cents)	10,98	12,73
Diluted weighted average number of shares in issue	25 218 468	24 991 662
Diluted basic loss per share (cents)	16,47	23,99

Preliminary condensed balance sheet
as at 28 February 2007

	2007 Reviewed R	2006 Audited restated R
Assets		
Non-current assets	42 020 577	18 521 734
Current assets	44 324 084	26 156 486
Total assets	86 344 661	44 678 220
Equity and liabilities		
Capital and reserves	84 125 950	43 912 855
Current liabilities	2 218 711	765 365
Total equity and liabilities	86 344 661	44 678 220
Net asset value per share (cents)	328,48	178,12
Number of shares in issue	25 610 988	24 653 106

Preliminary condensed cash flow statement
for the year ended 28 February 2007

	2007 Reviewed R	2006 Audited restated R
Cash flows from operating activities		
Cash utilised in operating activities	(14 014 102)	(1 617 693)
Net finance income	2 660 051	1 880 101
Net cash (utilised in)/generated by operating activities	(11 354 051)	262 408
Cash flows from investing activities		
Net cash utilised in investing activities	(9 389 635)	(3 567 833)
Cash flows from financing activities		
Net cash generated by/(utilised in) financing activities	38 304 313	(1 518 601)
Increase/(decrease) in cash and cash equivalents	17 560 627	(4 824 026)
Cash and cash equivalents at the beginning of the year	25 963 176	30 787 202
Cash and cash equivalents at		

the end of the year	43 523 803	25 963 176

FILE NO: 82-34986

Statement of changes in equity
for the year ended 28 February 2007

	Ordinary share capital R	Share premium R	Equity-settled share-based payment reserve R
Balance at 28 February 2005 - Audited	246 531	47 092 879	339 500
Loss for the year			
Equity-settled share-based payments			2 194 880
Balance at 28 February 2006 - Audited	246 531	47 092 879	2 534 380
Loss for the year			
Equity-settled share-based payments			4 603 921
Issue of shares	9 579	38 673 931	
Qualifying costs of share issues		(335 978)	
Balance at 28 February 2007 - Reviewed	256 110	85 430 832	7 138 301

	Accu-mulated loss R	Total R
Balance at 28 February 2005 - Audited	(2 823 783)	44 855 127
Loss for the year	(3 137 152)	(3 137 152)
Equity-settled share-based payments		2 194 880
Balance at 28 February 2006 - Audited	(5 960 935)	43 912 855
Loss for the year	(2 738 358)	(2 738 358)
Equity-settled share-based payments		4 603 921
Issue of shares		38 683 510
Qualifying costs of share issues		(335 978)
Balance at 28 February 2007 - Reviewed	(8 699 293)	84 125 950

Notes

Basis of preparation

The preliminary condensed financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations adopted by the International Accounting Standards Board (IASB) for interim financial statements. The accounting policies are consistent with those of the prior year.

Independent review

The Company's auditors, KPMG Inc., have reviewed the preliminary condensed financial statements for the year ended 28 February 2007. Their unqualified report is available for inspection at the registered office of the Company.

Dividend

No dividend has been declared for the year under review (2006 - Nil).

Exploration activities, progress during the year

Prospecting rights

During the year under review the Company was granted a further two prospecting rights, in the Potchefstroom and southern Free State regions under the Mineral and Petroleum Resources Development Act No. 28 of 2002. Wits Gold now has a total of nine prospecting rights and it is estimated that, in terms of the South African Code for Mineral Resources, they contain a total inferred resource of 159,7 million ounces of gold and 136,3 million pounds of uranium oxide.

Intangible exploration and evaluation assets

Core drilling on the Company's prospecting rights has commenced in the southern Free State, where two drill rigs were mobilised during the latter half of calendar 2006. In the area to the east of the De Bron Fault, borehole DWN 21 was completed and four intersections of each reef produced the following average results:

	Depth below surface (m)	Cor-rected width (cm)	Gold grade (g/t)	Gold value (cm.g/t)	Uranium grade (kg/t)	Uranium value (cm.kg/t)
Beatrix Reef	666,1	178,0	6,30	1 121	0,203	36,09

FILE NO: 82-34986

Kalkoenkrans Reef	667,9	109,4	0,59	65	0,018	2,00
B Reef	679,9	108,9	1,74	191	0,042	4,57
Leader Reef	703,8	105,8	4,51	477	0,442	46,73

Consistent with industry best practices, the analytical procedure adopted for each of the reef intersections included the addition of at least one blank and one standard reference sample. These samples were then submitted to Anglo Research laboratory for gold and uranium oxide determination. As at 28 February 2007, two additional boreholes, DWN 22 and DBH 18 were still in progress.

Financial results

The Company is involved in the mineral exploration industry and it has not, and does not in the near future, expect to generate any operating income. Mineral exploration is highly speculative due to a number of significant risks, including the possible failure to discover mineral deposits that are sufficient in quantity and quality to justify the completion of pre-feasibility or feasibility studies. Despite historical exploration work on the Company`s prospecting rights, no known bodies of commercial ore or economic deposits have been established. Substantial additional work will be required in order to determine if any economic deposits occur on the Company`s properties.

The Company has previously been able to raise sufficient capital from its shareholders to fund its operating and exploration requirements. If the Company`s current exploration programmes are successful, additional financing will be required to complete pre-feasibility and feasibility studies as well as developing any mineral properties identified in order to bring them into commercial production. The exploration of the Company`s prospecting rights is dependent upon the Company`s ability to obtain additional financing through the joint venturing of projects, debt financing, equity financing or other means. In future, such sources of financing may not be available on acceptable terms, if at all.

At the annual general meeting of the Company held on 5 October 2006, the directors were authorised to issue up to 15% of the Company`s issued shares. Accordingly, Wits Gold now intends to raise the necessary capital by way of a private placement, to fund the Company`s exploration activities as well as to cover its estimated operating expenses for the next two years. In view of previous successful capital raisings, the directors are confident that the Company should be able to continue to raise sufficient capital and therefore maintain its ability to represent a going concern. Wits Gold also has the ability to downscale its operations at reasonably short notice, should this be necessary. The Company is currently in the process of preparing for a secondary listing on an international exchange.

Operating loss

The operating loss for the year under review increased by R14,6 million compared to the prior year. The increased expenditure results mainly from elevated employments costs (R2,3 million), the implementation of an investor relations programme (R1,8 million) and expenditure relating to a contemplated secondary listing of the Company on an international exchange (R9,4 million).

Fair value gain on financial asset

This gain arises on recognising at fair value, the Company`s call option to share in the excess proceeds which their advisors would realise on exercising the options granted to them in payment for services rendered to the Company. The advisors will settle the Company`s portion of any excess in cash, during the period May 2008 to December 2009.

Non-current assets

During the year, the Company incurred exploration expenditure in the amount of R6,3 million (2006 - R3,4 million) which has been capitalised to intangible exploration and evaluation assets. The Company also acquired land and buildings for R0,8 million (2006 - Nil) and has incurred a further R2,1 million (2006 - Nil) on improvements. The non-current assets have also increased by an amount of R14,2 million (2006 - Nil) as a result of the recognition of the financial asset.

Current liabilities

The increase in current liabilities of R1,5 million (2006 - Nil) is mainly due to drilling contractors.

Listing on the JSE Limited and capital raising

In April 2006, the Company listed on the JSE Limited and at the same time raised R8,0 million. An amount of R2,3 million has been expensed in relation to this listing. In October 2006, the Company raised a further R30,7 million (2006 - Nil) by way of a private placement. Costs directly related to both the listing and private placement issues of shares, in the amount of R0,3 million, have been debited to the Company`s share premium account.

Commitments

The Company has committed to spend an additional amount of approximately R0,2 million on buildings and equipment, R0,5 million on a commercial vehicle and R0,1 million on an operating lease during the next year. Furthermore the Company has also committed to spend R47,5 million on exploration activities during the next five years.

FILE NO: 82-34986

Directors
At the annual general meeting, Mr A Fleming and Dr M Watchorn who retired by rotation, were re-elected to the board. Mrs G Wilson was appointed to the board with effect from 1 September 2006.

For and on behalf of the board

Adam Fleming — Chairman
Marc Watchorn — CEO

Johannesburg
9 May 2007

Business and Registered Office
12th Floor, 70 Fox Street, Johannesburg, 2001
PO Box 61140, Marshalltown, 2107
Tel: (011) 832 1749
Fax: (011) 838 3208

Directors
Mr Adam Fleming Chairman*, Prof Taole Mokoena Deputy Chairman*, Dr Humphrey Mathe Director*, Mrs Gayle Wilson Director*, Dr Marc Watchorn (Chief Executive Officer) Mr Derek Urquhart (Chief Financial Officer) *Non-executive

Company Secretary
Mr Brian Dowden
7 Pam Road, Morningside Ext 5
Sandton, Johannesburg, 2057
PO Box 651129, Benmore, 2010
South Africa

Sponsor
PricewaterhouseCoopers
Corporate Finance (Pty) Ltd
2 Eglin Rd, Sunninghill, 2157
Private Bag X37, Sunninghill, 2157
South Africa

Transfer Secretary
Link Market Services SA (Pty) Limited

www.witsgold.com

Date: 08/05/2007 15:28:02 Supplied by www.sharenet.co.za
Produced by the JSE SENS Department

WITS GOLD

A Long Term Option on Gold

Witwatersrand Consolidated Gold Resources Limited
"Wits Gold" or "the Company"
Incorporated in the Republic of South Africa
Registration Number 2002/031365/06
Share Code WGR ISIN ZAE000079703

Preliminary report

for the year ended 28 February 2007

Preliminary condensed income statement

for the year ended 28 February 2007

	2007 Reviewed R	2006 Audited restated R
Revenue	–	–
Operating loss	**(19 624 582)**	(5 017 253)
Net finance income	**2 660 051**	1 880 101
Fair value gain on financial asset	**14 226 173**	–
Loss for the year before taxation	**(2 738 358)**	(3 137 152)
Taxation	**–**	–
Loss for the year	**(2 738 358)**	(3 137 152)
Loss per share and diluted loss per share		
Weighted average number of shares in issue	**24 931 013**	24 653 106
Basic and headline loss per share (cents)	**10,98**	12,73
Diluted weighted average number of shares in issue	**25 218 468**	24 991 662
Diluted basic loss per share (cents)	**16,47**	23,99

Preliminary condensed balance sheet

as at 28 February 2007

	2007 Reviewed R	2006 Audited restated R
Assets		
Non-current assets	**42 020 577**	18 521 734
Current assets	**44 324 084**	26 156 486
Total assets	**86 344 661**	44 678 220
Equity and liabilities		
Capital and reserves	**84 125 950**	43 912 855
Current liabilities	**2 218 711**	765 365
Total equity and liabilities	**86 344 661**	44 678 220
Net asset value per share (cents)	**328,48**	178,12
Number of shares in issue	**25 610 988**	24 653 106

Preliminary condensed cash flow statement

for the year ended 28 February 2007

	2007 Reviewed R	2006 Audited restated R
Cash flows from operating activities		
Cash utilised in operating activities	**(14 014 102)**	(1 617 693)
Net finance income	**2 660 051**	1 880 101
Net cash (utilised in)/generated by operating activities	**(11 354 051)**	262 408
Cash flows from investing activities		
Net cash utilised in investing activities	**(9 389 635)**	(3 567 833)
Cash flows from financing activities		
Net cash generated by/(utilised in) financing activities	**38 304 313**	(1 518 601)
Increase/(decrease) in cash and cash equivalents	**17 560 627**	(4 824 026)
Cash and cash equivalents at the beginning of the year	**25 963 176**	30 787 202
Cash and cash equivalents at the end of the year	**43 523 803**	25 963 176

Statement of changes in equity

for the year ended 28 February 2007

	Ordinary share capital R	Share premium R	Equity-settled share-based payment reserve R	Accumulated loss R	Total R
Balance at 28 February 2005 – Audited	**246 531**	**47 092 879**	**339 500**	**(2 823 783)**	**44 855 127**
Loss for the year				(3 137 152)	(3 137 152)
Equity-settled share-based payments			2 194 880		2 194 880
Balance at 28 February 2006 – Audited	**246 531**	**47 092 879**	**2 534 380**	**(5 960 935)**	**43 912 855**
Loss for the year				(2 738 358)	(2 738 358)
Equity-settled share-based payments			4 603 921		4 603 921
Issue of shares	9 579	38 673 931			38 683 510
Qualifying costs of share issues		(335 978)			(335 978)
Balance at 28 February 2007 – Reviewed	**256 110**	**85 430 832**	**7 138 301**	**(8 699 293)**	**84 125 950**

Business and Registered Office
12th Floor, 70 Fox Street, Johannesburg, 2001
PO Box 61140, Marshalltown, 2107
Tel: (011) 832 1749
Fax: (011) 838 3208

Directors
Mr Adam Fleming *Chairman**, Prof Taole Mokoena *Deputy Chairman**, Dr Humphrey Mathe *Director**, Mrs Gayle Wilson *Director**, Dr Marc Watchorn *(Chief Executive Officer)*
Mr Derek Urquhart *(Chief Financial Officer)* **Non-executive*

Company Secretary
Mr Brian Dowden
7 Pam Road, Morningside Ext 5
Sandton, Johannesburg, 2057
PO Box 651129, Benmore, 2010
South Africa

Sponsor
PricewaterhouseCoopers
Corporate Finance (Pty) Ltd
2 Eglin Rd, Sunninghill, 2157
Private Bag X37, Sunninghill, 2157
South Africa

Transfer Secretary
Link Market Services SA (Pty) Limited

Notes

FILE NO: 82-34986

Basis of preparation
The preliminary condensed financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations adopted by the International Accounting Standards Board (IASB) for interim financial statements. The accounting policies are consistent with those of the prior year.

Independent review
The Company's auditors, KPMG Inc., have reviewed the preliminary condensed financial statements for the year ended 28 February 2007.Their unqualified report is available for inspection at the registered office of the Company.

Dividend
No dividend has been declared for the year under review (2006 – Nil).

Exploration activities, progress during the year

Prospecting rights
During the year under review the Company was granted a further two prospecting rights, in the Potchefstroom and southern Free State regions under the Mineral and Petroleum Resources Development Act No. 28 of 2002. Wits Gold now has a total of nine prospecting rights and it is estimated that, in terms of the South African Code for Mineral Resources, they contain a total inferred resource of 159,7 million ounces of gold and 136,3 million pounds of uranium oxide.

Intangible exploration and evaluation assets
Core drilling on the Company's prospecting rights has commenced in the southern Free State, where two drill rigs were mobilised during the latter half of calendar 2006. In the area to the east of the De Bron Fault, borehole DWN 21 was completed and four intersections of each reef produced the following average results:

	Depth below surface (m)	Corrected width (cm)	Gold grade (g/t)	Gold value (cm.g/t)	Uranium grade (kg/t)	Uranium value (cm.kg/t)
Beatrix Reef	666,1	178,0	6,30	1 121	0,203	36,09
Kalkoenkrans Reef	667,9	109,4	0,59	65	0,018	2,00
B Reef	679,9	108,9	1,74	191	0,042	4,57
Leader Reef	703,8	105,8	4,51	477	0,442	46,73

Consistent with industry best practices, the analytical procedure adopted for each of the reef intersections included the addition of at least one blank and one standard reference sample. These samples were then submitted to Anglo Research laboratory for gold and uranium oxide determination. As at 28 February 2007, two additional boreholes, DWN 22 and DBH 18 were still in progress.

Financial results
The Company is involved in the mineral exploration industry and it has not, and does not in the near future, expect to generate any operating income. Mineral exploration is highly speculative due to a number of significant risks, including the possible failure to discover mineral deposits that are sufficient in quantity and quality to justify the completion of pre-feasibility or feasibility studies. Despite historical exploration work on the Company's prospecting rights, no known bodies of commercial ore or economic deposits have been established. Substantial additional work will be required in order to determine if any economic deposits occur on the Company's properties.

The Company has previously been able to raise sufficient capital from its shareholders to fund its operating and exploration requirements. If the Company's current exploration programmes are successful, additional financing will be required to complete pre-feasibility and feasibility studies as well as developing any mineral properties identified in order to bring them into commercial production. The exploration of the Company's prospecting rights is dependent upon the Company's ability to obtain additional financing through the joint venturing of projects, debt financing, equity financing or other means. In future, such sources of financing may not be available on acceptable terms, if at all.

At the annual general meeting of the Company held on 5 October 2006, the directors were authorised to issue up to 15% of the Company's issued shares. Accordingly, Wits Gold now intends to raise the necessary capital by way of a private placement, to fund the Company's exploration activities as well as to cover its estimated operating expenses for the next two years. In view of previous successful capital raisings, the directors are confident that the Company should be able to continue to raise sufficient capital and therefore maintain its ability to represent a going concern. Wits Gold also has the ability to downscale its operations at reasonably short notice, should this be necessary. The Company is currently in the process of preparing for a secondary listing on an international exchange.

Operating loss
The operating loss for the year under review increased by R14,6 million compared to the prior year. The increased expenditure results mainly from elevated employments costs (R2,3 million), the implementation of an investor relations programme (R1,8 million) and expenditure relating to a contemplated secondary listing of the Company on an international exchange (R9,4 million).

Fair value gain on financial asset
This gain arises on recognising at fair value, the Company's call option to share in the excess proceeds which their advisors would realise on exercising the options granted to them in payment for services rendered to the Company. The advisors will settle the Company's portion of any excess in cash, during the period May 2008 to December 2009.

Non-current assets
During the year, the Company incurred exploration expenditure in the amount of R6,3 million (2006 – R3,4 million) which has been capitalised to intangible exploration and evaluation assets. The Company also acquired land and buildings for R0,8 million (2006 – Nil) and has incurred a further R2,1 million (2006 – Nil) on improvements. The non-current assets have also increased by an amount of R14,2 million (2006 – Nil) as a result of the recognition of the financial asset.

Current liabilities
The increase in current liabilities of R1,5 million (2006 - Nil) is mainly due to drilling contractors.

Listing on the JSE Limited and capital raising
In April 2006, the Company listed on the JSE Limited and at the same time raised R8,0 million. An amount of R2,3 million has been expensed in relation to this listing. In October 2006, the Company raised a further R30,7 million (2006 – Nil) by way of a private placement. Costs directly related to both the listing and private placement issues of shares, in the amount of R0,3 million, have been debited to the Company's share premium account.

Commitments
The Company has committed to spend an additional amount of approximately R0,2 million on buildings and equipment, R0,5 million on a commercial vehicle and R0,1 million on an operating lease during the next year. Furthermore the Company has also committed to spend R47,5 million on exploration activities during the next five years.

Directors
At the annual general meeting, Mr A Fleming and Dr M Watchorn who retired by rotation, were re-elected to the board. Mrs G Wilson was appointed to the board with effect from 1 September 2006.

For and on behalf of the board

Adam Fleming
Chairman

Marc Watchorn
CEO

END

Johannesburg
9 May 2007